

02006611

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 41840

SEC MAIL PROCESSING SECTION FEB 28 2002 WASH D.C. 340

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chase Investment Services Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Water Street, 18th Floor
(No. and Street)

New York (City) NY (State) 10041 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Trabold 716-258-4031 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) NY (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/28/02

OATH OR AFFIRMATION

I, Michael J. Trabold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____________________, as of December 31, 2001, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Michael J. Trabold

Signature

VP / Controller CISC / PFS

Title

Ricardo Chicas

Notary Public

Sworn before me on the 13th day of February, 2002 in the county of NEW YORK

RICARDO CHICAS
Notary Public, State Of New York
No. 01CH6045964
Qualified In New York County
Commission Expires August 7, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Chase Investment Services Corp.

(An indirect wholly owned subsidiary of J. P. Morgan Chase & Co.)
Statement of Financial Condition
December 31, 2001



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors
and Stockholder of
Chase Investment Services Corp.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Chase Investment Services Corp. (the "Company") at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 20, 2002

Chase Investment Services Corp.
(An indirect wholly owned subsidiary of J. P. Morgan Chase & Co.)
Statement of Financial Condition
December 31, 2001

Assets	
Cash	$ 34,537,757
Securities owned, at market value, held at clearing broker	32,706,968
Commissions receivable	5,759,939
Due from affiliates	7,194,658
Fixed assets and leasehold improvements (net of accumulated depreciation & amortization of $3,691,699)	1,530,320
Prepaid expenses	2,101,081
Other assets	2,808,816
Total assets	$ 86,639,539

Liabilities and Stockholder's Equity

Liabilities	
Income taxes payable to the Bank	$ 16,836,268
Payable to clearing broker	1,271,719
Accrued incentive compensation	8,051,385
Securities sold, but not yet purchased, at market value	84,375
Accounts payable and accrued expenses	2,087,967
Total liabilities	28,331,714
Commitments and contingencies (Note 10)	-
Stockholder's equity	58,307,825
Total liabilities and stockholder's equity	$ 86,639,539

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

On December 31, 2000, J.P. Morgan & Co. incorporated ("heritage J.P. Morgan") merged with and into the Chase Manhattan Corporation ("heritage Chase"). Upon consumption of the merger, heritage Chase changes its name to J.P. Morgan Chase & Co. ("JPMC"). Chase Investment Services Corp. (the "Company") is a wholly owned subsidiary of the JPMorgan Chase Bank (the "Bank"). The Bank is a wholly owned subsidiary of JPMC. The Company is a registered broker dealer pursuant to the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company is also a registered investment advisor under the Investment Advisory Act of 1940.

The Company's primary business is to distribute various investment products, primarily mutual funds and annuity contracts, through Chase branches to retail customers. The Company is also an introducing broker; the execution, settlement and custody of customer transactions is provided by the clearing broker, National Financial Services LLC ("NFS"). NFS has the right to charge the Company for unsecured losses that result from customers' failure to complete security transactions.

On March 31, 1996, the Chase Manhattan Corporation ("Chase") merged with and into the Chemical Banking Corporation ("Chemical"), which changed its name to the Chase Manhattan Corporation. The merger was accounted for as a pooling of interests. In connection therewith, Chase Manhattan Investment Services Inc. ("CMIS") merged with Chemical Investment Services Corp. on September 23, 1996 and changed its name to Chase Investment Services Corp. This transaction was also accounted for as a pooling of interests.

In anticipation of the merger and subsequent realignment of the Company's business, including the exiting of five states and closing of seven offices, CMIS implemented a "quasi reorganization", as described by Accounting Research Bulletin No. 43, Chapter 7 "Capital Accounts", as of September 20, 1996. In the quasi reorganization, the equity accounts of CMIS were restructured, which included the accumulated deficit in CMIS retained earnings being eliminated against additional paid-in capital.

2. Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Securities owned and securities sold, but not yet purchased

Securities owned and securities sold, but not yet purchased are recorded on trade date and are carried at market value with the resulting unrealized gains or losses reflected in income. The Company maintains an inventory in investment grade state and municipal securities to facilitate customer transactions in which the Company acts as principal.

Securities transactions
Commissions revenue and related expenses from customer securities transactions are recorded on a settlement basis, which is not significantly different from a trade date basis.

Fixed assets and leasehold improvements
Office equipment and leasehold improvements are reported at cost less accumulated depreciation and amortization. Office equipment is depreciated over the estimated useful lives of the related assets ranging from four to eight years. Leasehold improvements are amortized over the term of the respective leases or the estimated useful life of the improvements, whichever is shorter.

Income taxes
Deferred tax assets and liabilities are established for the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities using enacted tax rates.

The Company's results are included in the consolidated Federal and the combined state and local income tax returns filed by the Bank.

Generally, the Federal tax expense for the Company is calculated as though it filed its return on a stand-along basis. State and local taxes are provided on the Company's taxable income at the effective income tax rate applicable to the combined group.

3. Securities Owned and Securities Sold, but not yet purchased

Securities owned and securities sold, but not yet purchased, consist of securities at market value, as follows:

	Securities Owned	Securities Sold, but not yet Purchased
U.S. Government and agency securities	$20,022,598	$ -
State and municipal securities	12,309,033	59,573
Other securities	375,337	24,802
Total	$32,706,968	$ 84,375

The clearing broker holds the securities owned and may rehypothecate them. The Company is subject to credit risk should the clearing broker be unable to fulfill its obligations to return the securities.

4. Employee Benefit Plans

As of December 31, 2001, the domestic postretirement plans of the two heritage firms were merged.

The Company's employees participate, to the extent they meet the minimum eligibility requirements, in various benefit plans sponsored by JPMC. Additionally, the Company's employees received annual incentive compensation based on their performance and JPMC's consolidated operating results.

Pension plans
The Company's employees participate in the Bank's noncontributory defined benefit pension plan that covers substantially all its employees.

Postretirement medical and life insurance benefits
Through the Bank, the Company provides postretirement medical and life insurance benefits to qualifying employees. These benefits vary with length-of-service and date of hire and provide for limits on the Company's share of covered medical benefits. The life insurance benefits are noncontributory.

5. Employee Stock-Based Incentives

Certain employees of the Company participate in JPMC's stock option and stock award plans which provided for the grant of stock-related awards to key employees, such as stock options, restricted stock awards, stock bonus awards, stock unit awards and deferred stock payable in stock. JPMC applied Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its stock option and stock awards plans and charged the Company on a current basis for its share of the related compensation costs. Disclosures required by SFAS No. 123, Accounting for Stock-Based Compensation, are included in the 2001 Annual Report of JPMC.

JPMC and the Company account for employee stock-based compensation plans under the intrinsic value-based method. Additional discussion regarding employee stock-based incentives is included in the 2001 Annual Report of JPMC.

6. Related Parties

The Company has significant intercompany transactions with the Bank and affiliates which are covered under service fee agreements that management believes, subject the Company to terms and conditions comparable to transactions with nonaffiliated companies. Under these agreements, the Bank provides various administrative expenses, including equipment rental, data processing, maintenance and corporate overhead. The Company also maintains all of its cash and any interest bearing deposits with the Bank.

At December 31, 2001, the Company has net receivables from affiliates of $7,194,658, which includes deferred assets and commissions due to the Company related to customer annuity purchases transacted through Chase Insurance Agency, Inc., a Chase Manhattan Corporation subsidiary located in Wilmington, Delaware. Chase Insurance Agency, Inc. earns a processing fee of approximately 5% of the annuity commissions earned.

7. **Income Taxes**

At December 31, 2001, the Company has a net deferred tax asset of $1,744,194,which is included in Due from affiliates, relating primarily to the reporting of depreciation and employee benefits in different periods for tax and financial reporting purposes. Certain deferred tax assets were settled with JPMC during the year. In accordance with the criteria of SFAS No. 109, no valuation allowance has been recorded against the Company's deferred tax asset at December 31, 2001.

In addition, at December 31, 2001, the Company has an income tax payable to the Bank of $16,836,268, relating to income tax expense for the years ended December 31, 2001 and 2000.

8. **Commissions Receivable**

The Company's commissions receivable as of December 31, 2001 consists of the following:

Receivable from clearing broker	$3,054,498
Receivable from mutual fund and annuity carriers	2,705,441
Total	$5,759,939

The receivable from clearing broker consists of commissions earned on customer securities transactions introduced on a fully disclosed basis through NFS. Pursuant to a clearing agreement, NFS is entitled to certain fees for the execution and settlement of introduced customer securities transactions.

9. **Estimated Fair Value of Financial Instruments**

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, for which it is practicable to estimate the value, whether or not recognized on the balance sheet. As a registered broker-dealer, securities owned and securities sold, but not yet purchased, are recorded at market value. The fair value of all other financial assets and liabilities (consisting primarily of commissions receivable and due from affiliates) are considered to approximate the recorded value due to their short-term nature.

10. **Commitments and Contingencies**

The Company has also been named a defendant in various other legal proceedings. The Company is contesting the allegations made in these pending matters and believes, based on current knowledge and after consultation with counsel, that the aggregate liability or loss, if any, resulting therefrom will not have a material adverse effect on the financial condition of the Company, but may be material to the Company's operating results for any particular period depending on the level of the Company's income for such period.

11. Off-Balance Sheet Risk

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transaction. The Company does not anticipate nonperformance by customers or counterparties in the above situations. However, the Company's policy is to monitor its market exposure and counterparty risk.

The Company has sold securities that it does not own and it will therefore be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at the December 31, 2001 market value of the securities. The Company will incur a loss if the market value of the securities increases subsequent to December 31, 2001.

12. Net Capital Requirements

The Company as a broker-dealer is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. Under the Rule, the Company is required to maintain minimum net capital equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2001, the Company had net capital of $20,578,349 which was $18,749,599 in excess of its required net capital of $1,828,750. Aggregate indebtedness as a ratio to net capital was 1.33 to 1 at December 31, 2001.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that Rule.